

Mail Stop 4631

February 22, 2010

Mr. Walter S. Berman
Executive Vice President and Chief Financial Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, MN 55474

      RE: **Form 10-K for the year ended December 31, 2008**
              Schedule 14A filed on March 6, 2009
              File No. 1-32525

Dear Mr. Berman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding our review of the financial statements and related matters.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief